ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

November 1, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

[redacted]

COLIN JOHN HARPER
Company Secretary

Lodgement with Australian Stock Exchange:
November 1, 2007 (ASX: Announcement & Media Release – Stokes Bay Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

1 November 2007

ASX ANNOUNCEMENT AND MEDIA RELEASE

STOKES BAY-1 ACTIVITY UPDATE

Stokes Bay-1, Onshore Canning Basin, Western Australia (FAR 8%)
Preparing to Complete the Well Prior to Testing

FAR has been advised by Arc Energy Limited that since our last report on Thursday October 25th, 178 mm (7 inch) casing has been run to a depth of 2585m measured depth (MD), and the well deepened a further 22 m from the previous 2755 m to 2777 m MD.

In view of persistent ongoing mud losses, that are now under control, and the accumulating evidence of gas presence in the Nullara, the Operator has recommended to the JV to complete the well (rather than the previously proposed open hole DST) in order to test this interval. The current plan is to complete the well during the next two days, and commence testing operations.

Current operations at the well comprise pulling out of the hole to run completion.

A Drilling Report on the Stokes Bay-1 well is contained in the attached well summary sheet.

Operator Comment:

"The loss of mud to the Nullara Fm has continued to create operational difficulties that have delayed testing the interval. However, we remain very encouraged by the presence of both porosity and significant permeability in the Nullara reef section, and the more recent intermittent gas shows when mud circulation is established are also viewed positively."

STOKES BAY-1 DRILLING REPORT
CANNING BASIN, WESTERN AUSTRALIA

Date:	1st November 2007
Permit:	R1
Well Location:	Lat : 17° 08' 23.46"S Long : 123° 42' 32.40"E
Directional offset to target:	1024 metres
Elevation:	Ground Level is 12.4mAMSL Rotary Table is 18.1mAMSL
Proposed Total Depth (measured KB):	2800 metres
Prognosed drilling time:	15 days
Spud Date:	0930 hrs, WST 3rd October 2007
Present Depth at 0600 hrs:	2777m MD
Time of Reporting:	0600 hrs, WST 1st November 2007
Operations Since Last Report:	Since last report on Thursday, October 25th, 178 mm (7 inch) casing has been run to a depth of 2585m measured depth (MD), and the well deepened a further 22 m from the previous 2755 m to 2777 m MD. In drilling the additional 22 m, further losses of mud at a rate of approximately 250 bbl/hr were experienced. This resulted in no fluid or cuttings returns to surface. In drilling the 22 m of additional hole, several metre-scale intervals of very high penetration rates were encountered, these being interpreted to be due to additional large scale vuggy porosity. Since reaching a total depth of 2777 m MD, efforts have focussed on curing the ongoing fluid losses in the Nullara Fm. This has resulted in intermittent establishment of circulation, and returns to surface with associated intermittent mud gas peaks of up to 10%. In view of the persistent ongoing losses that are now under control, and the accumulating evidence of gas presence in the Nullara, the Operator has recommended to the JV to complete the well (rather than the previously proposed open hole DST) in order to test this interval. The current plan is to complete the well during the next two days, and commence testing operations.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

	As previously reported, all JV partners are participating in the shallow part of Stokes Bay-1 (above 2589 m MD). However, less than all parties have participated in the well below 2589 m MD such that equity levels in this part of the Stokes Bay-1 well (below 2589m MD) are: • ARC Energy Limited 69.25% (Operator) • Emerald Oil & Gas NL 12.75% • Pancontinental Oil & Gas NL 10.0% • First Australian Resources Limited 8.0% Under the Joint Venture Operating Agreement, the non-participating parties in the deeper part of the well (Empire, Phoenix and Indigo) retain a future right to earn back into their respective participating interests by the payment of penalties out of future production.
Current Operations:	POOH to run Completion
Hydrocarbon indications:	Mud gas readings of up to 10% have been recorded at surface from intermittent circulation during attempts to cure lost circulation
Comment:	The loss of mud to the Nullara Fm has continued to create operational difficulties that have delayed testing the interval. However, we remain very encouraged by the presence of both porosity and significant permeability in the Nullara reef section, and the more recent intermittent gas shows when mud circulation is established are also viewed positively. The planned test of the Nullara Fm will determine fluid content and potential flow characteristics of the reservoir. The Stokes Bay-1 intersection of the Nullara Fm is 80m up dip of the Pt Torment-1 intersection which did not have the vugular porosity developed, but nevertheless tested gas at low rates.
Participants in the Permit **(post earning):**	ARC Energy Limited 38.95% (Operator) Empire Oil and Gas NL 14.80% Emerald Oil & Gas NL 12.75% Pancontinental Oil & Gas NL 10.00% Phoenix Resources PLC 10.00% First Australian Resources Limited 8.00% Indigo Oil Pty Ltd 5.50%

A time versus depth chart follows:


ARC
ARC ENERGY
Canning Basin Stokes Bay-01
(Exploration Well from KO)
Predicted Progress Stokes Bay 1
Actual Progress Stokes Bay 1
Rig 18 released from Valentine-1 at 18.00hrs
30th September 2007 for Stokes Bay - 1
9 5/8" @808mMD
in Valentine 1
KO Stokes Bay-1 from 975mMD at 09.30hrs 03/10/07
4/10/07 Drilling 8 1/2" at 1228m
5/10/07 Drilling 8 1/2" at 1439m
5/10/07 Drilling 8 1/2" at 1439m
6/10/07 Drilling 8 1/2" at 1652m
7/10/07 Drilling 8 1/2" at 1819m
8/10/07 Drilling 8 1/2" at 1840m Stuck pipe @ 858 while POOH for bit change
9/10/07 Work stuck pipe 10/10/07 POOH w Fish 11/10/07 RIH w/new BHA to drill
12/10/07 POOH @ 1913m after total MWD failure
13/10/07 Drilling 8 1/2" at 2013m
14/10/07 Drilling 8 1/2" at 2255m
15/10/07 Drilling 8 1/2" at 2486m
16/10/07 Drilling 8 1/2" at 2605m
17-30/10/07 control Lost Circ, run logs, Run & Cmt 7" csg.
29/10-01/11/07 drill shoe track,
Set XLink Plugs & control losses,
prepare completion assembly
Depth (Measured below Rotary Table in metres)
0
200
400
600
800
1000
1200
1400
1600
1800
2000
2200
2400
2600
2800
3000
0
5
10
15
20
25
30
35
40

For information on FAR's drilling activities visit our website at www.far.com.au

END

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au